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3-16-04

04001802

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 26 2004 WASH. D.C. 158 SEC PROCESSING

SEC FILE NUMBER
8-50780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthSense Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brickstone Square 5th Floor
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher McMann (800) 481 2331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

226 Causeway St. (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Kirkpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthSense Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Susan Kirkpatrick
Signature

President
Title

Alexander C. Magary
Notary Public Date: 2/23/04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEXANDER C. MAGARY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 6, 2006

Statement of Financial Condition and Report of Independent Certified Public Accountants

WealthSense Securities, LLC

December 31, 2003

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Member
WealthSense Securities, LLC

We have audited the accompanying statement of financial condition of WealthSense Securities, LLC (a wholly-owned subsidiary of NewRiver, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WealthSense Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
January 20, 2004

226 Causeway Street
Boston, MA 02114-2155
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

WEALTHSENSE SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$145,132
Commissions receivable	78,106
Prepaid expenses	3,890
Total assets	$227,128

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 23,932
Total liabilities	23,932
MEMBER'S EQUITY	203,196
TOTAL LIABILITIES AND MEMBER'S EQUITY	$227,128

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

On August 9, 2000, WealthSense, Inc. (the former parent) purchased 100% of NGL Securities, a registered broker/dealer. On August 23, 2000, NGL Securities changed its name to Rivenet Securities LLC. On June 30, 2002, Rivenet Securities LLC changed its name to WealthSense Securities, LLC (the "Company"). On November 27, 2002 ("the First Closing"), the former parent entered into an Asset Purchase and Sale Agreement ("the Agreement") with NewRiver, Inc. ("NewRiver"). Upon receiving approval from the National Association of Securities Dealers ("NASD"), Wealthsense, Inc. transferred its ownership interests in the Company to NewRiver ("Parent") effective April 24, 2003.

WealthSense Securities, LLC is a broker/dealer registered with the NASD and the U.S. Securities and Exchange Commission (the "SEC"). The Company conducts its business through the sale of mutual funds on an application way basis and variable life insurance or annuities on an application way basis. As such, the Company operates under an exemption pursuant to SEC rule 15c3-3(k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies of the Company are as follows:

Commissions Receivable

The Company receives commissions upon the sale of insurance products, based on the underlying commission structure of the insurance product sold, and recognizes commission revenue when a valid contract exists with the policyholder and the underlying commission has been received. First-year commissions are received at the time the policy application is substantially completed, the premium is paid, and the insured party is contractually committed to purchase the insurance policy. Renewal commissions are received on the subsequent anniversaries of the date of issue of such insurance products.

Income Taxes

The Company is organized as a limited liability company. For Federal and state tax purposes, any tax liability will be the obligation of the owner. Accordingly, no amounts representing current or deferred tax liabilities have been recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

Although the Company has no further obligations with regard to the insurance policyholders, the Company's Parent has agreed to provide ongoing administrative services to certain of these policyholders. The Parent does not charge policyholders directly for the administrative services provided; rather, the fees for these services are part of the total commission received by the Company over the period in which these services are rendered. In 2003, the Parent and the Company signed an agreement obligating the Parent to pay for such general and administrative expenses without holding the Company liable for such fees. Accordingly, no expense was charged in the current year and no liability exists at December 31, 2003.

NOTE D - CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis, but at December 31, 2003, the Company had net capital and net capital requirements of $121,200 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 20%. The withdrawal of equity from the Company is subject to more restrictive requirements than minimum net capital requirements.